Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven:
Leaders Outlook Series I/IR

July 7, 2023 update to the product notice dated May 1, 2023

The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Leaders Outlook Series I/IR, Leaders Elite Outlook Series I/IR, Leaders Solution Outlook Series I/IR, Huntington Leaders Outlook Series I/IR, Classic Leaders Outlook Series I/IR, and Nations Outlook Variable Annuity Series I/IR.
ATTENTION: This update only impacts the following contracts: Nations Outlook Variable Annuity Series I/IR
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The Board of Directors of Columbia Fund Variable Insurance Trust (the Trust) has approved the re-opening of Columbia Variable Portfolio - Small Company Growth Fund, a series of the Trust, on or about July 31, 2023.
Therefore, in Appendix A - Funds Available Under the Contract: the following fund information is updated as follows:

Fund and Adviser/Subadviser	Current Expenses
Columbia Variable Portfolio - Small Company Growth Fund - Class 1 Adviser: Columbia Management Investment Advisers, LLC	0.85%*

This update should be retained for future reference.

HV-8016